                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                      UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 9)
Under the Securities Exchange Act of 1934

American Power Group Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395379 30 8
(CUSIP Number)

Matthew van Steenwyk 2747 Paradise Road, Suite 3604 Las Vegas, NV 89109 (805) 441-7178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 27, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Matthew van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,307,497
	8	SHARED VOTING POWER
61,874,791
	9	SOLE DISPOSITIVE POWER
20,307,497
	10	SHARED DISPOSITIVE POWER
61,874,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,182,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.6%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betty van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
1,000
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arrow, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
58,341,473
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
58,341,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,341,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.7%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Matthew Donald Van Steenwyk GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,782,318
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,782,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,782,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

The following constitutes Amendment No. 9 (this “Amendment”) to the initial Schedule 13D, as previously amended (the “Schedule 13D”) filed on June 12, 2015 by Matthew van Steenwyk (“Mr. Van Steenwyk”), Betty van Steenwyk (“Ms. Van Steenwyk”), Arrow, LLC (“Arrow”), and the Matthew Donald Van Steenwyk GST Trust (the “Trust”, and together with Mr. Van Steenwyk,  Ms. Van Steenwyk, and Arrow, the “Reporting Persons”). Except as specifically set forth in this Amendment, the Schedule 13D remains in full force and effect.

Item 1.   Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share, of the Company (the “Common Stock”) and the Common Stock Purchase Warrant dated January 27, 2017 issued to Arrow (the “Common Stock Warrant”).  The principal executive offices of the Company are located at Seven Kimball Lane, Building B, Lynnfield, Massachusetts 01940.

Item 3.  Source and Amount of Funds or Other Considerations

Forbearance, Waiver and Amendment Agreement

On January 27, 2017, the Company entered into a Forbearance, Waiver and Amendment Agreement (the “Agreement”) by and among WPU Leasing, LLC (“WPU”), the Company, and American Power Group Corporation, pursuant to which the Company issued a Common Stock Warrant to Arrow to acquire 1,025,791 shares of Common Stock, exercisable at any time, for a price per share of $.10.

Item 4.   Purpose of Transaction

The Company entered into the Agreement so that WPU would agree to forbear from enforcing certain rights under its financing arrangements with the Company.  In consideration of WPU’s agreements and waivers pursuant to the Agreement, the Company has issued to WPU’s members (one of which is Arrow) warrants to purchase an aggregate of 3,538,172 shares of Common Stock.  Such arrangements are more particularly described on the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on February 1, 2017.

Item 5.   Interest in Securities of the Issuer

Mr. Van Steenwyk may be deemed to beneficially own (i) 82,182,288 shares of Common Stock (81,040,973 shares of which Mr. Van Steenwyk may be deemed to have the right to acquire), comprising 52.6% of outstanding shares of Common Stock, (ii) 15 shares of Series D Preferred Stock, comprising 68.2% of outstanding shares of Series D Preferred Stock and convertible into 15,000,000 shares of Common Stock, (iii) 220.4084 shares of Series D‑2 Preferred Stock, comprising 19.4% of outstanding shares of Series D-2 Preferred Stock and convertible into 5,510,210 shares of Common Stock, and (iv) 150 shares of Series D-3 Preferred Stock, comprising 61.2% of outstanding shares of Series D-3 Preferred Stock and convertible into 7,789,726 shares of Common Stock.

Mr. van Steenwyk has sole voting and dispositive power over 20,307,497 shares of Common Stock and shared voting and dispositive power with respect to 61,874,791 shares of Common Stock, comprising 52.6% of outstanding shares of Common Stock, 15 shares of Series D Preferred Stock, 220.4048 shares of Series D-2 Preferred Stock, and 150 shares of Series D-3 Preferred Stock.

Ms. van Steenwyk may be deemed to beneficially own 1,000 shares of Common Stock, comprising less than 0.1% of outstanding shares of Common Stock, and has shared voting and sole dispositive power with respect to said 1,000 shares of Common Stock.

Arrow may be deemed to beneficially own (i) 58,341,473 shares of Common Stock (68,215,092 shares of which Arrow has the right to acquire), comprising 40.7% of outstanding shares of Common Stock, (ii) 15 shares of Series D Preferred Stock, comprising 68.2% of outstanding shares of Series D Preferred Stock, and may be deemed to have shared voting and dispositive power with respect to all shares which it is deemed to beneficially own.

The Trust may be deemed to beneficially own 4,782,318 shares of Common Stock (2,391,159 of which the Trust has the right to acquire) comprising 2.5% of outstanding shares of Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Forbearance, Waiver and Amendment Agreement

The Common Stock Warrant described in Item 3 above was issued pursuant to that certain Forbearance, Waiver and Amendment Agreement by and among the WPU Leasing, LLC, the Company, and American Power Group, Inc. dated January 27, 2017.

Item 7.  Material to Be Filed as Exhibits
Exhibit 1
Forbearance, Waiver and Amendment Agreement by and among the WPU Leasing, LLC, the Company, and American Power Group, Inc. dated January 27, 2017 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on February 1, 2017)

Exhibit 2
Amendment No. 3 to Registration Rights Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on February 1, 2017)

Exhibit 3	Common Stock Purchase Warrant 2017-3 dated January 27, 2017 and issued to Arrow

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARROW, LLC
/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk Title: Manager
/s/ Matthew van Steenwyk
Matthew van Steenwyk
/s/ Betty van Steenwyk
Betty Van Steenwyk

/s/ Matthew van Steenwyk
Matthew van Steenwyk, Trustee The Matthew Donald Van Steenwyk GST Trust

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).